Exhibit 99.2

WEIBO CORPORATION

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: WB and HKEX: 9898)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 6, 2022

(or any adjourned or postponed meeting thereof)

Notice is hereby given that Weibo Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (the “AGM”) of shareholders at 7/F, No.8 Sina Plaza, Courtyard 10, the West, XiBeiWang E.R. HaiDian District, Beijing on Monday, June 6, 2022. The meeting will begin at 2 p.m. (Beijing time). At the AGM, following resolutions will be considered, and if thought fit, passed as the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, THAT Mr. Charles Guowei Chao shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association;

2.	as an ordinary resolution, THAT Mr. Pochin Christopher Lu shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association; and

3.	as an ordinary resolution, THAT Mr. Gaofei Wang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Charles Chao, Mr. Pochin Christopher Lu and Mr. Gaofei Wang is set out in Appendix I hereto.

SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on May 6, 2022, Hong Kong time, as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.00025 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.00025 each (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 6, 2022, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Holders of ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the company’s ADS program, JPMorgan Chase Bank, N.A.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), which are incorporated by reference into and as a part of this notice, and also the proxy statement for further details and instructions. The proxy statement and the proxy form are also available for viewing on our website at http://ir.weibo.com.

Shareholders registered in the Company’s register of members at the close of business on the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 48 hours before the time of the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong to ensure your representation at the AGM, and JPMorgan Chase Bank, N.A must receive your voting instructions by no later than 12:00 noon, New York time, on May 26, 2022 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. If you change your mind after you return your proxy form, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy form with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.weibo.com, the HKEX’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov. or by contacting Investor Relations Department, Weibo Corporation, No.8 Sina Plaza, Courtyard 10, the West, Xibeiwang E.R. Haidian District, Beijing 100193, People’s Republic of China, telephone +86 10 5898-3336.

By Order of the Board of Directors,

/s/ Charles Guowei Chao
Charles Guowei Chao
Chairman of the Board of Directors

Beijing, China

April 20, 2022

APPENDIX I

BIOGRAPHIC INFORMATION OF THE
RETIRING DIRECTOR STANDING FOR RE-ELECTION

Certain biographic information of the retiring directors is set forth below:

Charles Guowei Chao has served as our Chairman of the board of directors since our inception. He has served as the Chairman of the board of directors of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently a director of Leju Holdings Ltd., a New York Stock Exchange-listed company (NYSE: LEJU) providing online-to-offline (O2O) real estate services in China, a director of NetDragon Websoft Inc., an Hong Kong Stock Exchange-listed company (HKEX: 0777) providing technology for online gaming, and a director of TuSimple Holdings Inc., a Nasdaq-listed autonomous technology company (Nasdaq: TSP). Mr. Chao holds a B.A. in Journalism from Fudan University in Shanghai, China, master of art from the University of Oklahoma and a Master of Professional Accounting degree from the University of Texas at Austin.

Pochin Christopher Lu has served as our independent director since August 2020. Mr. Lu has served as the Executive Director at Foxconn Interconnect Technology Ltd, a company listed on the Hong Kong Stock Exchange (HKEX: 6088) and global leader in the supply of precision components, since March 16, 2015. Mr. Lu is also the Global Cooperating Officer and Chief Financial Officer of Foxconn Interconnect Technology Ltd. From January 1981 to December 2014, Mr. Lu served multiple executive positions at Deloitte Touche Tohmatsu Limited, including the Chief Executive Officer of Deloitte China and a member of the Deloitte Touche Tohmatsu Limited Global Executive Committee. Mr. Lu was also an independent director at Greenland Holdings Corp., Ltd., a Shanghai Stock Exchange-listed company (SSE: 600606) operating real estate business until November 2021, and is an independent non-executive director at Honma Golf Limited, a Hong Kong Stock Exchange-listed company (HKEX: 6858) that manufactures and distributes golf products. He is a member of the American Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Mr. Lu obtained a Bachelor of Science degree in accounting and a master of accounting science degree from the University of Illinois at Urbana-Champaign, USA, in 1980 and 1981, respectively.

Gaofei Wang has served as our Chief Executive Officer since February 2014 and our director since August 2020. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile division from November 2006 to November 2012. Mr. Wang is a director of DiDi Global Inc., a company listed on the New York Stock Exchange (NYSE: DIDI) since June 2021. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.